1155 F. Street, NW, Suite 1200

Washington D.C. 20004

January 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Withdrawal of Application (the “Application”) for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) (File No. 812-15065)

Ladies and Gentlemen:

On September 3, 2019, the Coalition for Business Development (the “Coalition”) filed an Application seeking relief to exempt certain business development companies from the meaning of the term “Acquired Fund” for purposes of Form N-1A, Form N-2, Form N-3, Form N-4 and Form N-6 under the 1940 Act.

By this letter, the Coalition hereby respectfully requests that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto. Please see the attached letter in which the Coalition sets forth its reasoning for the request to withdraw the Application.

Sincerely,

/s/ David P. Cohen
David P. Cohen
Attorney

1155 F. Street, NW, Suite 1200

Washington D.C. 20004

January 16, 2020

Mr. Paul Cellupica

Deputy Director—Chief Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:     File No. 812-15065; Fund of Funds Arrangements, Release Nos. 33-10590, IC-33329

Dear Mr. Cellupica:

We appreciated the opportunity to have had a telephone conversation with you on December 5, 2019 regarding the Coalition for Business Development’s1 (the “Coalition”) application for exemptive relief to exclude exchange-traded BDC acquired fund fees and expenses (“AFFE”) from mutual fund fee table prospectus disclosure (the “Application”).2 We are writing this letter to memorialize our understanding from the call that SEC staff wish for the Coalition to withdraw the Application because, perhaps among other things, the SEC is considering AFFE relief in a more global rulemaking context. In this regard, the Coalition and its members strongly urge the SEC and the staff of the Division of Investment Management to work to provide final AFFE relief to the listed BDC industry when it finalizes the proposed fund of funds rule.3

We understand from our call with you that staff have determined not to move forward with any further consideration of the Application. We further understand the staff’s rationale for not moving forward with the Application is that it is unable to distinguish the harm that AFFE disclosure causes to listed BDCs from the harm that AFFE disclosure causes other exchanged-traded funds. As such, we understand your recommendation is to withdraw the Application, which we intend to do immediately.

[1]

The Coalition is a member-driven, Washington-based trade association that advocates exclusively on behalf of BDCs to expand their ability to provide necessary growth capital to small- and middle-market Main Street businesses so they can expand, invest and create jobs.

[2]

Coalition for Business Development, File No. (File No. 812-15065) (Sept. 3, 2019). Pursuant to Form N-1A, an acquiring investment company must aggregate the amount of total annual fund operating expenses of securities issued by acquired investment companies and express the total amount as a percentage of average net assets of the acquiring fund in the acquiring fund’s fee and expense table (“AFFE disclosure”).

[3]	Fund of Funds Arrangements, Release Nos. 33-10590, IC-33329 (Dec. 19, 2018), https://www.sec.gov/rules/proposed/2018/33-10590.pdf.

While we have appreciated the opportunity to have interactions with staff subsequent to filing our Application, we nonetheless are disappointed with this recent turn of events. In January 2018, our representatives met with the staff who advised us to seek relief by filing an exemptive relief application. Senior staff at the meeting said they conferred with attorneys from the SEC’s Office of the General Counsel and said to our representatives that it was open to considering the relief we requested. At that meeting, we explained to the staff that we are aware of no credible distinction between BDCs and exchange-traded funds with respect to the relief; that is, AFFE disclosure equally harms BDCs and exchange-traded funds. Notwithstanding this, the staff counseled us to submit an exemptive relief application on behalf of the Coalition, which represents the interests of listed business development companies. We now understand a significant reason the SEC will not consider the Application further is this same issue we discussed with staff at the January 2018 meeting.

As you noted on the December 5, 2019 call, the SEC requested feedback on AFFE disclosure requirements in the fund of funds rule proposal. The Coalition believes that the Commissioners’ questions and industry participants’ responses give the SEC ample authority to amend the AFFE disclosure requirement in the final fund of funds rule. If the Commission disagrees with this position, we urge the Commission to re-open this portion of the fund of funds rule proposal to enable the staff to solicit and consider comments before adopting a final rule.

Though the Coalition is disappointed in the staff’s position regarding the Application, the Coalition believes the harm caused by AFFE disclosure can still be remedied in the final fund of funds rule. We appreciate the opportunity to discuss the Coalition’s concerns with the staff and the Commission. Should you have any questions regarding this letter, please feel free to contact David Cohen at (202) 872-5286 or dcohen@bhfs.com

Sincerely,

/s/ David P. Cohen
David P. Cohen
Attorney

2 | Page